                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended December 31, 1997


                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

        For the transition period from _______________ to _____________


                           Commission File 001-10968

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      GRANCARE, INC. 401(k) SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                         PARAGON HEALTH NETWORK, INC.

                         One Ravinia Drive, Suite 1500

                            Atlanta, Georgia 30346

                                                                       Page No.
Items 1-3 not applicable under ERISA Filing.

Item 4. Financial Statements and Exhibits.
        Index to Financial Statements                                      1

        Signature Page                                                     3

        Index to Exhibits                                                  5

                              Audited Financial Statements and
                                   Supplemental Schedules

                              GranCare, Inc. 401(k) Savings Plan

                              Years ended December 31, 1997 and 1996
                                with Report of Independent Auditors

                      GranCare, Inc. 401(k) Savings Plan

                         Audited Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1997 and 1996



                                   Contents

Report of Independent Auditors.............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................  3
Statements of Changes in Net Assets Available for Benefits
  with Supplemental Fund Information.......................................  4
Notes to Financial Statements..............................................  6

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes*................ 13
Item 27d - Schedule of Reportable Transactions*............................ 14

* All other schedules are omitted because they are not applicable.

                        Report of Independent Auditors

The Board of Directors
GranCare, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of GranCare, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits with supplemental fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       ERNST & YOUNG LLP
June 17, 1998

                      GranCare, Inc. 401(k) Savings Plan

                Statements of Net Assets Available For Benefits


                                                           DECEMBER 31
                                                       1997            1996
                                                   ----------------------------
ASSETS
Investments - at fair value (Note 3):
  Money Market Fund                                $ 6,293,870      $ 6,153,034
  Income Fund of America                             7,466,435        8,148,471
  Investment Company of America                     10,643,620       10,694,266
  Company Stock Fund                                 3,052,587        2,285,665
  Loan Fund                                              4,398           22,810
                                                   ----------------------------
                                                    27,460,910       27,304,246
Contributions receivable:
  Participants                                         400,485          255,833
  Company                                            1,093,451        2,340,467
                                                   ----------------------------
                                                     1,493,936        2,596,300

Interest and dividends receivable                        1,490            1,402
                                                   ----------------------------
Net assets available for benefits                  $28,956,336      $29,901,948
                                                   ============================

See accompanying notes.

                      GranCare, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits with Supplemental Fund
                                  Information

                         Year ended December 31, 1997

                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                 =====================================================================
                                                                 INVESTMENT        MONEY       COMPANY
                                                 INCOME FUND     COMPANY OF       MARKET        STOCK
                                                  OF AMERICA      AMERICA          FUND         FUND       LOAN FUND       TOTAL
                                                 ----------------------------------------------------------------------------------
Additions to net assets attributed to:
  Contributions:
    Participants                                 $ 1,730,180   $  2,364,964    $ 1,174,843   $   632,693   $       -   $  5,902,680
    Company                                          107,928        136,010      1,589,705        80,609           -      1,914,252
  Rollovers                                           23,236         30,794        309,680         3,113           -        366,823
  Interest                                             4,791          6,525        319,985         3,805           -        335,106
  Dividends                                        1,062,689      1,117,204              -             -           -      2,179,893
  Net appreciation in fair value
  of investments (Note 3)                            750,628      1,782,713              -       914,338           -      3,447,619
  Other receipts                                      59,156        122,765          4,384        22,466       5,165        213,936
                                                 ----------------------------------------------------------------------------------
Total additions                                    3,738,608      5,560,975      3,398,597     1,657,024       5,165     14,360,369

Deductions from net assets attributed to:
  Benefits paid to participants                    1,971,432      2,386,321      1,152,459       412,126           -      5,922,338
  Benefits paid to TeamCare participants           2,946,669      4,285,447      1,091,181       655,562           -      8,978,859
  Administrative expenses                            145,067        151,308         88,395         1,554           -        386,324
  Loan payments                                            -              -              -             -      18,460         18,460
                                                 ----------------------------------------------------------------------------------
Total deductions                                   5,063,168      6,823,076      2,332,035     1,069,242      18,460     15,305,981
                                                 ----------------------------------------------------------------------------------

Net increase (decrease) prior to
 interfund transfers                              (1,324,560)    (1,262,101)     1,066,562       587,782     (13,295)      (945,612)


Interfund transfers in (out)                          69,206         74,462       (137,876)         (675)     (5,117)             -
                                                 ----------------------------------------------------------------------------------

Increase (decrease) in net assets
 available for benefits                           (1,255,354)    (1,087,639)       928,686       587,107     (18,412)      (945,612)

Net assets available for benefits,
 beginning of year                                 8,367,614     10,892,079      8,281,675     2,337,770      22,810     29,901,948
                                                 ----------------------------------------------------------------------------------
Net assets available for benefits, end of year   $ 7,112,260   $  9,704,440    $ 9,210,361   $ 2,924,877   $   4,398   $ 28,956,336
                                                 ==================================================================================

                      GranCare, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits with Supplemental Fund
                                  Information

                         Year ended December 31, 1996

                                                                 Supplemental Information by Fund
                                                  ---------------------------------------------------------------------
                                                                     Investment     Money
                                                    Income Fund      Company of     Market   Company Stock
                                                    of America        America       Fund      Fund           Loan Fund    Total
                                                  --------------------------------------------------------------------------------
Additions to net assets attributed to:
 Contributions:
  Participants                                    $1,999,482     $2,737,442     $ 1,341,715   $  850,502   $       -     $6,929,141
  Company                                            254,335        346,707       2,281,405      103,096           -      2,985,543
 Interest                                              6,521          8,496         277,214        3,626           -        295,857
 Dividends                                           705,525        575,256               -            -           -      1,280,781
 Net appreciation in fair value of investments
  (Note 3)                                           223,408        839,983               -      313,232           -      1,376,623
  Other                                                    -              -          (5,820)       5,893           -             73
                                                  ---------------------------------------------------------------------------------
Total additions                                     3,189,271     4,507,884       3,894,514    1,276,349           -     12,868,018

Deductions from net assets attributed to:
  Benefits paid to participants                       842,620       918,566         385,300      207,369           -      2,353,855
  Loan payments                                             -             -         (10,396)           -      10,396              -
                                                  ---------------------------------------------------------------------------------
Total deductions                                      842,620       918,566         374,904      207,369      10,396      2,353,855
                                                  ---------------------------------------------------------------------------------

Net increase (decrease) prior to interfund
  transfers                                         2,346,651     3,589,318       3,519,610    1,068,980     (10,396)    10,514,163

Interfund transfers in (out)                          571,318       796,230      (1,286,890)     (80,658)          -              -
                                                  ---------------------------------------------------------------------------------

Increase (decrease) in net assets available of
  benefits                                          2,917,969     4,385,548       2,232,720      988,322     (10,396)    10,514,163
Net assets available for benefits, beginning
  of year                                           5,449,645     6,506,531       6,048,955    1,349,448      33,206     19,387,785
                                                  ---------------------------------------------------------------------------------
Net assets available for benefits, end of year     $8,367,614   $10,892,079     $ 8,281,675   $2,337,770    $ 22,810    $29,901,948
                                                  =================================================================================

See accompanying notes.

                      GranCare, Inc. 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1997


1. PLAN DESCRIPTION

The following description of GranCare, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the "GranCare Savings Plan Summary Plan Description", copies of which are available from the Plan Administrator, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan for eligible employees of GranCare, Inc. and subsidiaries ("GranCare"). On November 4, 1997, GranCare consummated a merger with Living Centers of America, Inc. ("LCA") following LCA's leveraged recapitalization. In connection with the closing of these transactions, LCA changed its name to Paragon Health Network, Inc. ("Paragon") and became the Plan sponsor. GranCare and Paragon are referred to herein as the "Company".

The Plan was amended in February 1997 in conjunction with the sale of GranCare's institutional pharmacy division, TeamCare, Inc. ("TeamCare"), to Vitalink Pharmacy Services, Inc. ("Vitalink"). During 1997, assets in the Plan relating to employees of TeamCare were transferred to Vitalink sponsored benefit plans or other options at the election of the participants.

Employees become eligible to participate in the 401(k) component of the Plan upon completion of one year of service and at least 1,000 hours of service.

Employees must be age 21 or older to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

An eligible employee may authorize pre-tax payroll deductions for the purposes of the Plan of amounts up to 15% of eligible compensation or the Internal Revenue Service maximum (adjusted annually for the cost of living), whichever is less. The Company contributes, on a quarterly basis, an amount equal to 25% of the first 4% of each participant's contribution to the Plan. To receive the Company matching contributions, the participant must be employed on the last day of each calendar quarter.

                      GranCare, Inc. 401(k) Savings Plan

1. PLAN DESCRIPTION (CONTINUED)

CONTRIBUTIONS (CONTINUED)

In addition to the contributions to the 401(k) portion of the Plan, discussed in the preceding paragraph, the Company also makes a profit sharing contribution annually. Employees do not need to participate in the 401(k) component of the Plan to receive a profit sharing contribution. The annual contribution is at the discretion of management. The 1997 annual contribution is equal to 1% of total compensation and the 1996 annual contribution is equal to 2% of total compensation and 2% of pay earned over one-half of the Social Security wage base. To receive the Company profit sharing contribution, the employee must be employed on the last day of the Plan year and have completed two years of employment and worked at least 1,000 hours per year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings based on the participant's account balance.

VESTING

Participants have a nonforfeitable interest at all times in the value of their individual account. Company contributions immediately vest when contributed to the participants' individual accounts.

INVESTMENT OPTIONS

The Plan provides four investment options to participants. Upon enrollment in the Plan, a participant may direct employer and employee contributions to be invested 100% in any one, or in multiples of 1%, in any of the following:
Company Stock Fund (Paragon Health Network, Inc. common stock), two available stock mutual funds of equity securities (Income Fund of America and Investment Company of America, referred to as pooled equity funds), and a Money Market Fund. Participants may change their investment elections more than once each plan year; however, any requested change is effective at the beginning of the next quarter. The Plan's investments are held and transactions are executed by the Trustee.

                      GranCare, Inc. 401(k) Savings Plan

1. PLAN DESCRIPTION (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value in his or her account, or upon death, disability, or retirement elect to receive annual installments over a ten year period. The participant's contributions may also be withdrawn for certain hardship situations.

LOANS

The Plan document does not provide for loans to participants. However, the Plan accepted the loans on the accompanying statements of net assets available for benefits, in connection with a merger of another plan. The loans bear interest at 10%. They are secured by the account balances of the participant and are generally payable over five years.

ADMINISTRATIVE EXPENSES

Prior to 1997, administrative expenses were paid by the Plan sponsor. In 1997 certain administrative expenses were paid by the Plan.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in the Company Stock Fund and pooled equity funds are stated at fair value as reported by United Missouri Bank, N.A. (the "Trustee") and are based on quoted market prices on the last day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                      GranCare, Inc. 401(k) Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held by a bank administered trust fund and are presented in the following table. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                                           1997                          1996
                                              ---------------------------------------------------------
                                                NUMBER OF       FAIR           NUMBER OF       FAIR
                                              SHARES/UNITS      VALUE        SHARES/UNITS      VALUE
                                              ---------------------------------------------------------
Money Market Fund                                            $ 6,293,870                    $ 6,153,034
Income Fund of America:
  Income Fund of America                         419,260       7,450,252        493,114       8,146,250
  Money Market Fund                                               16,183                          2,221
                                                             -----------                    -----------
                                                               7,466,435                      8,148,471

Investment Company of America:
  Investment Company of America                  376,754      10,643,308        441,255      10,691,617
  Money Market Fund                                                  312                          2,649
                                                             -----------                    -----------
                                                              10,643,620                     10,694,266

Company Stock Fund:
  Paragon Health Network, Inc. Stock              51,996       3,051,593              -               -
  GranCare, Inc. Stock                                 -               -        110,266       1,971,004
  Money Market Fund                                                  994                        314,661
                                                             -----------                    -----------
                                                               3,052,587                      2,285,665

                      GranCare, Inc. 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $3,447,679 and $1,376,623, respectively, as follows:

                                                                1997         1996
                                                            -------------------------
     Investments at fair value as determined by
       quoted market price:
         Income Fund of America                             $  750,628     $  223,408
         Investment Company of America                       1,782,713        839,983
         Company Stock Fund                                    914,338        313,232
                                                            -------------------------
     Net change in fair value                               $3,447,679     $1,376,623
                                                            =========================

Transactions in the common stock of the Plan sponsor for the years ended December 31, 1997 and 1996 were as follows:

                                                      1997                  1996
                                             -------------------------------------------
                                               SHARES      AMOUNT     SHARES     AMOUNT
                                             -------------------------------------------
     Aggregate purchases
     - GranCare, Inc.                         197,613   $2,216,181    44,071    $734,223
     - Paragon Health Network, Inc.             2,263      118,224         -           -
     Aggregate sales and distributions
       to participants
     - GranCare, Inc.                          70,882      801,214    10,863     282,057
     - Paragon Health Network, Inc.             5,248      187,542         -           -

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                     GranCare, Inc. 401(k) Savings Plan

5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                              December 31,
                                                                                 1997
                                                                           ------------------
      Net assets available for benefits per the financial
        statements                                                            $28,956,336
      Amounts allocated to withdrawn participants                              (1,481,079)
                                                                           ------------------
      Net assets available for benefits per the Form 5500                     $27,475,257
                                                                           ==================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                              Year ended
                                                                              December 31,
                                                                                 1997
                                                                           -----------------
      Benefits paid to participants per the financial
        statements                                                            $14,901,197
      Less:  Amounts allocated on Form 5500 to
        withdrawn participants at December 31, 1996                            (1,647,287)
      Add:  Amounts allocated on Form 5500 to
        withdrawn participants at December 31, 1997                             1,481,079
                                                                           -----------------
      Benefits paid to participants per the Form 5500                         $14,734,989
                                                                           =================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. Amounts allocated to withdrawn participants do not include hardship withdrawals as these amounts are paid when requested.

                      GranCare, Inc. 401(K) Savings Plan

6. RELATED PARTY TRANSACTIONS

One of the investment vehicles available to employees, the Company Stock Fund, contains the stock of Paragon Health Network, Inc., the Plan sponsor. Prior to GranCare's merger with Paragon, the Plan held stock of GranCare. The cost, market value, and number of shares held by the Plan as well as net appreciation is more fully described in Note 3.

Participant contributions which have been allocated to the Income Fund of America, the Investment Company of America, and the Company Stock Fund are temporarily invested in the Plan Trustee's Money Market Fund until such time as shares of those investment vehicles can be purchased.

In connection with the sale of TeamCare in February 1997 (see Note 1), the Plan received 61,173 shares of Vitalink common stock in exchange for 127,977 shares of GranCare common stock. All Vitalink shares held by the Plan were sold in June 1997 and proceeds were used to acquire GranCare common stock.

7. INCOME TAX STATUS

The Internal Revenue Service ruled on September 11, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                            SUPPLEMENTAL SCHEDULES

                      GranCare, Inc. 401(k) Savings Plan

          Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                                                                                                            CURRENT
    IDENTITY OF ISSUE OR BORROWER                  DESCRIPTION OF INVESTMENT            COST                 VALUE
   ------------------------------------------------------------------------------------------------------------------------
*   United Missouri Bank, N.A.                      Money Market Fund                   $  6,293,870         $  6,293,870

    Income Fund of America                          Pooled Equity Funds,
                                                     419,260 units                         6,749,995            7,450,252

*   United Missouri Bank, N.A.                      Money Market Funds                        16,183               16,183

    Investment Company of America,                  Pooled Equity Funds,
                                                     376,754 units                         8,831,846           10,643,308

*   United Missouri Bank, N.A.                      Money Market Funds                           312                  312

*   Common Stock Fund                               Paragon Health Network,
                                                      Inc. Common Stock,
                                                      51,996 shares                        1,867,058            3,051,593

*   United Missouri Bank, N.A.                      Money Market Funds                           994                  994

*   Loans to Participants                                                                          -                4,398
                                                                                        -----------------------------------
                                                                                        $ 23,760,258         $ 27,460,910
                                                                                        ===================================

*   Represents party-in-interest to the Plan.

                      GranCare, Inc. 401(k) Savings Plan

                Item 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1997

===================================================================================================================================
                                                                                                        Current Value
                              Description of       Purchase            Selling          Cost of         on Transaction   Net Gain
Identity of Party                 Asset             Price                Price           Asset               Date         (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of securities transactions in excess of 5% of plan assets.
United Missouri Bank:*
 Money Market Fund            Money Market         $ 26,424,661        $      -         $ 26,424,661    $ 26,424,661     $      -
 Money Market Fund            Money Market                    -          27,252,725       27,252,725      27,252,725            -
 Income Fund of America       Pooled Equity Fund      3,431,021                            3,431,021       3,431,021            -
 Income Fund of America       Pooled Equity Fund              -           4,877,647        4,217,192       4,877,647       660,455
 Investment Company of
 America                      Pooled Equity Fund      4,275,061                   -        4,275,061       4,275,061             -
 Investment Company of
 America                      Pooled Equity Fund              -           6,476,125        4,864,858       6,476,125     1,611,267
 Company Stock Fund*          GranCare, Inc.
                              Common Stock            2,216,181                   -        2,216,181       2,216,181             -
 Company Stock Fund*          GranCare, Inc.
                              Common Stock                    -             760,053          801,214         760,053       (41,161)



 Company Stock Fund           Vitalink Pharmacy
                               Services, Inc.           353,917                   -          353,917         353,917             -
 Company Stock Fund           Vitalink Pharmacy
                               Services, Inc.                 -           1,480,024        2,624,147       1,480,024    (1,144,123)

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1997.

* Represents party-in-interest to the Plan.

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned "hereunto duly authorized."

                                   GRANCARE, INC. 401(K) SAVINGS PLAN

                                   By /s/ Ann Weiser
                                      ----------------------------------

                                   Ann Weiser, Senior Vice President and
                                   Chief Human Resource Officer

Date: June 29, 1998

                                 EXHIBIT INDEX

Item
----

 23    Consent of Ernst & Young LLP, Independent Auditors